Noble House Entertainment Inc.

FOR IMMEDIATE RELEASE

NOBLE HOUSE ANNOUNCES COMPLETION OF A PRIVATE PLACEMENT AND RAISES US$1.54 MILLION

TORONTO, ON – June 27, 2006:  Noble House Entertainment Inc. (OTCBB: NHSEF)  (“Noble House”) is pleased to announce that it has today completed the previously announced (Press release dated June 21, 2006) private placement to accredited investors for 3.08 million Units at US$0.50 per Unit for proceeds of US$ 1.54 million.

The proceeds will be used for working capital and corporate projects.

As a result of the completion of the offering, Noble House has approximately US$2 million.

Noble House has approximately 14.6 million shares issued and outstanding.

Mr. Gregg Goldstein, CEO, commented, “We are very pleased to have completed this latest offering. Noble House is now in a strong capital position to pursue its business objectives.”

About Noble House

Noble House Entertainment Inc. (NHE), a film and television production and distribution company, develops highly commercial and artistic projects that are international in both scope and content.  In-house creative capabilities continuously provide the company with a pipeline of quality intellectual properties.  Strong industry relations form the foundation for co-production ventures.  NHE facilitates industry financing, production and distribution of its projects.

For more information, please contact Jeffrey Robinson for investor relations or Lowell Conn for production and distribution at 416-203-2996 or visit www.nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.